1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 28, 2025	www.integraresources.com

INTEGRA ANNOUNCES THE APPOINTMENT OF SEAN DEISSNER AS VICE PRESIDENT FINANCE, FURTHER BOLSTERING EXECUTIVE LEADERSHIP TEAM TO SUPPORT GROWTH STRATEGY

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that Sean Deissner has been appointed to the position of Vice President Finance. Mr. Deissner will report directly to Integra's Chief Financial Officer, Andrée St-Germain. The addition of Mr. Deissner comes at a crucial time for Integra as the Company accelerates its transformation into a growth-focused precious metals producer in the Great Basin of the United States.

Mr. Deissner is a Chartered Professional Accountant with over 15 years of experience in the mining industry, specializing in financial reporting, corporate finance, and strategic leadership. He has held progressively senior finance roles at numerous publicly traded mining companies. Prior to joining Integra, Mr. Deissner served as a key member of the executive team at SilverCrest Metals Inc., where he led the transformation of the financial reporting function and directed the company's tax strategy and compliance initiatives, contributing to its successful acquisition for $1.7 billion by Coeur Mining Inc. in early 2025. Prior to that, Mr. Deissner spent more than seven years at Pan American Silver Corp., advancing through various finance roles to become Senior Director of Financial Reporting. In this role, he led the financial reporting team, implemented robust reporting systems, and helped guide the company's strategic financial initiatives. Mr. Deissner worked for BDO Canada LLP earlier in his career and holds a Bachelor of Commerce degree in Entrepreneurial Management from Royal Roads University.

Andrée St-Germain, Chief Financial Officer of Integra commented: "We are thrilled to welcome Sean to the Integra team. Sean's extensive experience in financial reporting and corporate finance will be a significant addition to our finance and accounting team. As a new precious metals producer in the U.S., we are grateful to be able to attract talented individuals such as Sean to help us execute and continue to grow the Company."

In connection with the appointment of three new executives at Integra in February and March, the Company announces that on March 27, 2025 the Company granted a total of 292,066 options and 276,702 restricted share units (together, the "Equity Incentive Awards") to these new executives. The Equity Incentive Awards have been granted pursuant to the Company's Amended and Restated Equity Incentive Plan and are subject to vesting provisions. The options granted have an exercise price of C$1.91 per share and will expire 5 years from the date of grant.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the anticipated benefits of the appointment of the Vice President Finance; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release